# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Central Puerto S.A., CIK 0001717161
CUSIP: 155038201
Title of class of securities: Common shares, nominal value Ps.1.00 per share
Address of issuer's principal executive offices: Avenida Thomas Edison 2701, Buenos Aires, Argentina (C1), C1104BAB
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000903423-19-000111
Filed by CIK 0001767851

## Reporting persons
- Plusener S.A.: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Uruguay (X3); sole voting power 2,272,854; shared voting power 0; sole dispositive power 2,272,854; shared dispositive power 0; aggregate amount beneficially owned 2,272,854 (0.2% of the class)
  Comment: (1) The aggregate amount beneficially owned consists of (i) 227,285 American depositary shares ("ADSs"), representing an aggregate of 2,272,850 common shares, nominal value Ps.1.00 per share (the "Common Shares"), of Central Puerto S.A. (the "Company") and (ii) four Common Shares. Each ADS represents ten Common Shares.
  
  (2) The percentage of class represented is based on 1,513,770,222 Common Shares (including Common Shares represented by ADSs) issued and outstanding as of March 31, 2026, as disclosed by the Company in its report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 26, 2026.

## Item 1. Issuer
Name of issuer: Central Puerto S.A.
Address of issuer's principal executive offices: Avenida Thomas Edison 2701, Buenos Aires, C1 C1104BAB

## Item 2. Person Filing
Name of person filing: Plusener S.A.
Address of principal business office or, if none, residence:
25 de Mayo 444
Office 401
Montevideo, Republic of Uruguay, CP 11100
Citizenship: Republic of Uruguay

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,272,854
Percent of class: 0.2%
Sole power to vote or to direct the vote: 2,272,854
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,272,854
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Plusener S.A.: /s/ Andrea P. Torres, Andrea P. Torres / Director (08/07/2026)
- Plusener S.A.: /s/ Santiago J. Caino, Santiago J. Caino / Director (08/07/2026)